625 Ninth Street / P.O. Box 1400	P: 605.721.1700
Rapid City, SD 57709-1400	www.blackhillscorp.com

September 29, 2015

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Black Hills Corporation (the “Company”, “we”, “our” or “us”)
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 8-K filed August 5, 2015
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2014
Filed August 7, 2015
File No. 1-31303

Dear Mr. Thompson:

The purpose of this letter is to respond to your comments as set forth in your letter of September 15, 2015. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments. Our responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures, and we have provided details surrounding our qualitative and quantitative assessment of materiality as it relates to our recently amended filings.

In connection with our response to your comments, we also acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 99

Comment No. 1:

Reference is made to the first financing risk factor disclosed on page 61 which states a credit rating downgrade could result in counterparties requiring you to post additional collateral under existing contracts. Please tell us your consideration of disclosing the nature of these contracts, collateral posted, and incremental collateral requirements resulting from a potential credit rating downgrade in your discussion of liquidity and capital resources.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Company's Response:
In determining our disclosures related to additional collateral requirements under existing contracts which could be required in the event of a credit rating downgrade, the Company considered the following factors:

1)
The amount of potential collateral calls under existing contracts which could be required in the event of a credit rating downgrade to below investment-grade. We estimated at December 31, 2014, an aggregate total of approximately $62.3 million of additional collateral could be requested under such a downgrade.

2)
The amount of the potential collateral calls noted above relative to the $390 million of available liquidity at December 31, 2014 under our revolving credit facility as disclosed on page 102 of our 2014 Form 10-K.

3)
The additional measures the Company could take to prevent our corporate credit ratings from being downgraded to below investment-grade, including potential asset sales, capital markets transactions and changes to our dividend policy.

Considering these factors, we determined that we had sufficient liquidity to cover the additional collateral that could be required. We acknowledge that including information in the Liquidity and Capital Resources discussion surrounding this risk would enhance our disclosures. In response to the Staff’s comment, in future filings beginning with our 2015 third quarter 10-Q, we will expand the disclosure in Liquidity and Capital Resources, Significant Factors Affecting Liquidity to provide additional detail surrounding collateral requirements, including the nature of such contracts, collateral posted, and incremental collateral requirements. This risk does not apply to the Cash Collateral disclosure on page 101 of our 2014 Form 10-K as these contracts do not include these performance assurance provisions.

In future annual and quarterly filings, we will include the expanded disclosure shown below. We include the expanded discussion below (additional text shown in italics) to show what this disclosure would have looked like if it had been provided as of December 31, 2014:

Liquidity and Capital Resources

Significant Factors Affecting Liquidity

Although we believe we have sufficient resources to fund our cash requirements, there are many factors with the potential to influence our cash flow position, including seasonality, commodity prices, significant capital projects and acquisitions, requirements imposed by state and federal agencies and economic market conditions. We have implemented risk mitigation programs, where possible, to stabilize cash flow; however, the potential for unforeseen events affecting cash needs will continue to exist.

Our Utilities maintain wholesale commodity contracts for the purchases and sales of electricity and natural gas which have performance assurance provisions that allow the counterparty to require collateral postings under certain conditions, including when requested on a reasonable basis due to a deterioration in our financial condition or nonperformance. A significant downgrade in our credit ratings, such as a downgrade to a level below investment grade, could result in counterparties requiring collateral postings under such adequate assurance provisions. The amount of credit support that the Company may be required to provide at any point in the future is dependent on the amount of the initial transaction, changes in the market price, open positions and the amounts owed by or to the counterparty.

The Company also maintains interest rate swap transactions under which we could be required to post collateral on the value of such swaps in the event of an adverse change in our financial condition, including a credit downgrade to below investment-grade.

At December 31, 2014 we had $4.5 million of collateral posted related to our wholesale commodity contracts transactions, and no collateral posted related to our interest rate swap transactions. At December 31, 2014, we had sufficient liquidity to cover any additional collateral that could be required to be posted under these contracts.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

CASH GENERATION AND CASH REQUIREMENTS

Cash Collateral

Under contractual agreements and exchange requirements, BHC or its subsidiaries have collateral requirements, which if triggered, require us to post cash collateral positions with the counterparty to meet these obligations.

We have posted the following amounts of cash collateral with counterparties at December 31 (in thousands):

Purpose of Cash Collateral	2014	2013

Natural Gas Futures and Basis Swaps Pursuant to Utility Commission Approved Hedging Programs	$20,007	$10,123

Oil and Gas Derivatives	4,392	2,501

Total Cash Collateral Positions	$24,399	$12,624

FORM 8-K FILED AUGUST 5, 2015

Exhibit 99

Comment No. 2:

Reference is made to your disclosure of fiscal 2015 earnings, as adjusted, guidance in the range of $2.80 to $3.00 per share. Please tell us your consideration of providing disclosure pursuant to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

Company's Response:

From time to time, we may provide guidance on non-GAAP Earnings per share, which reflects certain adjustments from our expected GAAP Earnings per share, because our investors are interested in understanding our expectations for the Company’s core operating performance.  Examples of the types of adjustments may include non-budgeted events, non-cash impairments of assets and acquisition and disposition costs.  In periods where we provide such forward-looking non-GAAP guidance, we will comply with Item 10(e)(1)(i)(A) and (B) of Regulation S-K and provide a reconciliation to the comparable GAAP guidance. If a reconciliation cannot be provided without unreasonable effort, we will identify the information that is not available without unreasonable effort, and disclose its probable significance.

We had adjustments or special items in the August earnings release; therefore, we should have identified the Earnings per share, as adjusted, guidance we provided at the time for the year ended December 31, 2015 as a Non-GAAP financial measure and disclosed our GAAP Earnings per share guidance and provided a reconciliation. Accordingly, we should have included the following to show the reconciliation as of June 30, 2015:

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

RECONCILIATION OF NON-GAAP GUIDANCE
	Low	High

GAAP Diluted Earnings Per Share	$0.98	$1.18

Adjustments, after tax:
Ceiling test impairment	1.73	1.73
Impairment of equity investments	0.08	0.08
Acquisition costs	0.01	0.01
Total Adjustments	1.82	1.82

Earnings per share, As Adjusted (Non-GAAP)	$2.80	$3.00

In future releases of earnings guidance or updates to our earnings guidance, we will include a reconciliation such as the one set forth above or, if a reconciliation cannot be provided without unreasonable effort, we will state the following:

Earnings per share, as adjusted, is a Non-GAAP financial measure. Earnings per share, as adjusted, is defined as GAAP Earnings per share, adjusted for expenses and gains that the Company believes do not reflect the Company’s core operating performance. Examples of these types of adjustments may include unique one-time non-budgeted events, impairment of assets, acquisition and disposition costs, and other adjustments noted in the earnings reconciliation table in this release. The Company is not able to provide a forward-looking quantitative GAAP to Non-GAAP reconciliation for this financial measure because we do not know the unplanned or unique events that may occur later during the year.

AMENDMENT NO. 1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Business Description and Significant Accounting Policies

Correction of Immaterial Errors, page 65

Comment No. 3:

Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the year ended December 31, 2012 adjustments were not material to your year ended December 31, 2012 financial statements. In addition, please explain why the audit report date refers to a "restatement" while there is no reference to a restatement in the audited financial statements and notes to financial statements. Further, reference is made to Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2015. Please provide a similar analysis for your conclusion that the three months ended March 31, 2015 adjustments were not material to your three months ended March 31, 2015 financial statements.

Company's Response:

Our response to the Staff’s Comment No. 3 is separated in sections below, beginning with a brief background of the issue which required the correction of immaterial errors and continuing with the specific portion of the Staff Comment being addressed stated in italics prior to the specific response.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Background

Under the full cost method of accounting used to account for our oil and gas activities, as defined in SEC Reg S-X, Rule 4-10, all costs attributable to these activities are capitalized. These capitalized costs, less accumulated amortization and related deferred income taxes, are subject to a ceiling test that limits the pooled costs to the aggregate of the discounted value of future net revenue attributable to proved natural gas and crude oil reserves using a discount rate defined by the SEC plus the lower of cost or market value of unevaluated properties. Any costs in excess of the ceiling are written-off as a non-cash charge.

The model applied in performing our oil and gas ceiling test impairment calculation was developed prior to 2008 and has been applied consistently each quarter in assessing the need to record an impairment and to calculate the amount of the impairment, if applicable. In preparing our financial statements for the quarter ended June 30, 2015, we determined that we had not appropriately accounted for income taxes associated with the ceiling test impairment within the model. This error in the model resulted in us incorrectly calculating and consequently understating the ceiling test impairment charge recorded in 2008, 2009 and 2012, and the quarter ended March 31, 2015. In addition, this error resulted in depletion expense being overstated in all periods subsequent to 2008, and the 2012 calculation of gain recognized on the sale of oil and gas producing property being understated (see also footnote disclosure from 2012 Form 10K for further explanation regarding gain recognition under full-cost accounting).

In considering the impacts of these errors, we considered the primary users of our financial statements, including investors, banks/lenders, analysts, and regulatory agencies. We also evaluated the quantitative and qualitative aspects of materiality as explained further in this response. We concluded the errors were immaterial thus not requiring a restatement of historical information. We also concluded that correcting the cumulative effect of the errors in the second quarter of 2015 via a larger impairment charge would materially misstate the second quarter 2015 financial statements. However, based on a reassessment of the effectiveness of our internal controls over financial reporting, we concluded that there was a material weakness as of December 31, 2014 related to a deficiency in the level of training in performing the control over the full cost ceiling test write-down impairment calculation, specifically related to evaluating and correctly accounting for the treatment of tax amounts associated with the calculation. Accordingly, we amended both our 2014 Form 10-K (“2014 10-K/A”) and Form 10-Q for the period ended March 31, 2015 (“2015 Form 10-Q/A) to reflect this material weakness. In connection with amending our 2014 Form 10-K we corrected the errors by recording an adjustment to opening retained earnings as of January 1, 2012 equal to the cumulative amount of the errors attributable to periods prior to 2012, and then revised the presentation of the subsequent periods ending December 31, 2012, 2013 and 2014 and March 31, 2015.

•
Please provide us with your qualitative and quantitative assessment of materiality which supports a conclusion that the year ended December 31, 2012 adjustments were not material to your year ended December 31, 2012 financial statements. Further, reference is made to Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2015. Please provide a similar analysis for your conclusion that the three months ended March 31, 2015 adjustments were not material to your three months ended March 31, 2015 financial statements.

In evaluating the errors for the year ended December 31, 2012, and for the three months ended March 31, 2015, and in concluding that the errors were not material to the year ended December 31, 2012 financial statements or the three months ended March 31, 2015 financial statements, we considered the guidance in:

•	Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 99 - Materiality (“SAB 99”), and

•
Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 108 - Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”)

As noted within SAB 99, the Staff provided the following interpretative response regarding quantitative considerations:

“The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on the registrant's financial statements is unlikely to be material. The staff has no objection to such a "rule of thumb" as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality;”

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Evaluation of the Year ended December 31, 2012

Income Statement Impacts

Consolidated Statement of Income for the Year ended December 31, 2012	As Previously Reported	Correction of Immaterial Errors	As Revised	% change
	(in thousands)
Revenue	$1,173.9	$—	$1,173.9

Fuel, Purchased Power & Cost of Natural Gas Sold	407.1	—	407.1
O&M	242.4	—	242.4
Non-regulated Energy O&M	85.8	—	85.8
Gain on Sale	(29.1)	(46.7)	(75.8)	160.3%
DD&A	154.6	(8.7)	145.9	(5.6)%
Impairment Expense	26.9	22.7	49.6	84.5%
Taxes - Property, Production & Severance	40.5	—	40.5
Other Operating Expenses	2.1	—	2.1
Operating Expenses	930.2	(32.7)	897.4	(3.5)%
Operating Income	243.7	32.7	276.4	13.4%

Other Income (Expense)	(106.8)	—	(106.8)
Equity in Earnings (Loss) of Unconsolidated Subsidiaries	—	—	—
Income Tax Benefit (Expense)	(48.4)	(11.8)	(60.2)	24.4%

Income (Loss) from Continuing Operations	88.5	20.9	109.4	23.6%
Income (Loss) from Discontinued Operations, Net of Tax	(7.0)	—	(7.0)
Net Income (Loss) Available for Common Stock	$81.5	$20.9	$102.4	25.7%

In performing the quantitative assessment on the period ended December 31, 2012, we considered both the iron curtain and rollover impacts of the identified errors. On a quantitative basis only, the financial statement effects of the errors for the year ended December 31, 2012 are significant. We considered if individual financial statement line items were impacted greater than 5%, which may also indicate that the financial statements for the year ended December 31, 2012 were materially misstated. We also considered the effects of the errors at the segment reporting level; our oil and gas segment (BHEP) had a net loss from operations for the year ended December 31, 2012. With the corrections as shown above under the rollover approach, the BHEP net loss of $2.2 million for the year ending December 31, 2012 would change to net income of $18.7 million.

As noted in the guidance, a quantitative assessment is only the beginning of a materiality assessment; therefore, we further considered qualitative factors as noted below within this response. Additionally, as further described below, we believe our analysts and investors do not view the oil and gas segment of our business in the same manner as which they view other BHC segments.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

We are a diversified energy company. However, the vast majority of our operations are focused on our utility businesses and the businesses that support our utilities such as our power generation and coal mining businesses. Our oil and gas business represents a small portion of our overall business profile by any measure. Our peers listed within our proxy statement are principally other utility companies. We benchmark our stock performance against the S&P midcap electric utilities index and not an oil and gas company index given the insignificance of the BHEP business to our consolidated financial statements and our utility-focused strategy. The investment analysts who follow us are utility analysts and not oil and gas analysts as noted in the analyst reports: JP Morgan (Electric Utilities), BMO Harris (Electric Utilities and Independent Power), Credit Suisse (Electric Utilities), KeyBanc (Energy: Multi-Utilities), RBC Capital (No specific industry could be noted from the report).

The oil and gas business is much more volatile from an earnings perspective than our core utility and utility-like businesses, and investors are primarily interested in the cash flows of the oil and gas business and the value of its assets at a given point in time. Related to our BHEP oil and gas business, our investor presentations and analyst reports do not focus on the GAAP basis financial statements, but rather focus on proved reserves, undeveloped acreage, development activity, well costs and oil and gas commodity prices; none of which are impacted by the errors. We do not believe the reported GAAP basis financials of BHEP are a primary measure or focus by analysts and investors as to the evaluation of BHEP’s value or operating results based on these factors. Later in this response letter, we note specific examples from analyst reports supporting these factors.

Although quantitatively the corrections are significant, the guidance in SAB Topic 1 M (SAB 99) states:

But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.

In 2012, we note the corrections include an increased impairment charge that is more than offset by an increased gain on sale of oil and gas property (the Williston Basin property) and decreased depletion. Given these offsets, we note we still considered each line item correction on an individual basis and in the aggregate, along with qualitative factors in arriving at our conclusion.

We do not believe a reasonable investor would have viewed an increase in operating income that resulted from these non-cash items as material since the corrections related to events that are not representative of the core, on-going operations of our business. When we report quarterly earnings and provide earnings guidance we report and provide Non-GAAP, “As Adjusted Basis” earnings as analysts and investors focus on this information so they can compare our performance to our earnings guidance range which we present on a Non-GAAP, As Adjusted Basis, and value us on recurring earnings and cash flow. Non-GAAP earnings information reflects adjustments for events which are not representative of our core business and not indicative of our continuing operating results, and which we refer to as special items in our disclosures. We also use these non-GAAP financial measures as an indicator for planning and forecasting future periods.

In 2012 we considered the ceiling test impairment and the gain on sale of oil and gas properties as special items. Therefore, as reported, GAAP EPS was adjusted for these items to arrive at EPS, As Adjusted, and EBITDA was adjusted to arrive at EBITDA, As Adjusted. The Non-GAAP measure EPS, As Adjusted is higher after giving effect to the immaterial corrections, but only to the extent of the depletion adjustment as this was the only recurring item included in continuing operating results. There is no impact to EBITDA, As Adjusted, as shown in the following table.

Year Ended December 31, 2012	As Previously Reported	Correction of Immaterial Errors	As Revised
Earnings Per Share and EBITDA

EPS	$1.85	$0.47	$2.32
Non-GAAP Measure, EPS, As Adjusted	$2.09	$0.12	$2.21

EBITDA, in millions	$403.1	$—	$403.1

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Balance Sheet Impacts

Balance Sheet as of December 31, 2012	As Previously Reported	Correction of Immaterial Errors	As Revised	% change
	(in thousands)
Property, Plant and Equipment, Net	$2,742.7	$(41.1)	$2,701.6	(1.5)%
Total Assets	$3,729.5	$(41.1)	$3,688.3	(1.1)%

Deferred Income Tax Liabilities, Net, Non-Current	$385.9	$(14.4)	$371.5	(3.7)%
Total Liabilities	$2,497.0	$(14.4)	$2,482.6	(0.6)%

Total Equity	$1,232.5	$(26.7)	$1,205.8	(2.2)%

The balance sheet impact of the corrections is less than 5% by line item, including a cumulative decrease to equity of approximately 2.2%. While we believe our investors are keenly interested in our capital investment, particularly as a regulated utility, we do not believe the corrections shown above would be important to an investor given the analysts’ focus on regulated operations and BHEP reserves as illustrated in the analyst reports referenced in this response.

Cash Flow Impacts

Regarding the statement of cash flows, Net cash provided by operating activities does not change for the period ended December 31, 2012 as a result of these corrections. Cash flows are not impacted as all corrections are non-cash in nature and all impacted line items are included in the operating activities section of the cash flows statement. The line items impacted are Net Income, Depletion, Deferred income taxes, Gain on Sale and Impairment - all shown within the operating activities section of the cash flow statement.

Debt Covenant Impacts

We completed a review of all of our loan agreements to evaluate the impact of the adjustments. Our Revolving Credit Facility and Term Loan have a Recourse Leverage Ratio covenant (Recourse Indebtedness divided by Consolidated Net Worth plus Recourse Indebtedness) not to exceed .65 to 1.00. There is no debt agreement tied specifically to our oil and gas business. Further, from a debt compliance perspective, our debt investors are concerned with our ability to make timely interest and debt payments in accordance with the obligations identified within our agreements. Because all corrections are non-cash in nature, these corrections have not impacted and will not impact our ability to repay lenders under our loan agreements. As shown in the table below, we continue to be well within the compliance tolerance of the covenant after the corrections.

As of December 31, 2012	As Previously Reported	Correction of Immaterial Errors	As Revised
(Dollars in thousands)

Total Recourse Indebtedness	$1,435.7	$—	$1,435.7
Less: Indebtedness of marketing subsidiary	—	—	—
Subtotal	1,435.7	—	1,435.7

Consolidated Net Worth	1,232.5	(26.7)	1,205.8

Total Capital	$2,668.2	$(26.7)	$2,641.5

Recourse Leverage Ratio	53.8%		54.4%

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Additional Financial Statement User Considerations

We fundamentally changed our strategic focus with the transition of a new CEO in 2004. The strategic decision was made to refocus the company on its core strengths of building generating facilities and operating regulated utilities. For several years, the Company has stated in our investor materials that we are a utility focused company with the desire to have 80 to 90 percent of our assets in the regulated utility sector. In our investor presentations we have consistently referred to the Company as a utility-centered company, including within the specific presentations noted below:

•	2014 Credit Suisse 19th Annual Energy Summit (February 10-13, 2014)

•	2014 American Gas Association (AGA) Financial Forum (May/June 2014 Update)

•	2014 EEI Financial Conference (November 13, 2014)

•	2015 American Gas Association (AGA) Financial Form (May/June 2015)

•	Various other investor presentations included on our website under investor relations

The financial strategy for the company has also been structured to support utility and utility-like businesses while developing the oil and gas business within the constraints of a “utility-centered” company. Given our strategic direction as outlined in our investor materials, in 2012, we believe investors were more interested in the cash received from the sale of the Willison Basin oil and gas properties (which does not change with these corrections), than the fact that we incurred a non-cash impairment and recorded a book gain on sale; nor do we believe investors were concerned with the amounts of the impairment or gain. The cash proceeds received from the sale positively impacted the liquidity of the entire Company. The 2012 impairment and gain on sale of assets were not considered representative of valuations for other oil and gas assets, nor were they recurring in nature. In discussions we had with analysts at the time as well as in analyst reports, the analysts did not focus on the impairment or gain on sale; their focus was on the proceeds of the sale.

As an example, the Credit Suisse analyst report dated August 24, 2012, said, “BKH announced the sale of 85% of its Williston Basin oil and natural gas shale or 12.5% of its total E&P reserves for $243MM and through use of its NOL will generate net proceeds of $230-240MM or a remarkable $5.40 per share of nearly all unexpected shareholder accretion.”

In addition, the BMO analyst report dated August 24, 2012, said, “Net proceeds of $230-240 million will be used for debt reduction and general corporate purposes. The sale will strengthen its balance sheet and enhance its ability to self-fund planned growth projects, such as the $237 million Cheyenne Prairie Generation Station, without issuing equity.”

Neither analyst report mentions the impairment or gain on sale on the Helis transaction. The focus of both reports was the net proceeds to be received from the transaction, which could be used to strengthen its balance sheet and fund future growth projects.

We reviewed other analysts’ reports prior to and after the 2012 impairment and gain on sale. We noted that in the JP Morgan report dated May 16, 2012, while acknowledging the impact the downward trend in oil and gas prices was having on BHEP, the investment valuation within the report still focused on an “attractive pipeline of regulated electric growth through new fossil and renewable generation, transmission and coal retrofits, including the potential for new natural gas fired facilities in Colorado and Wyoming”, indicating JP Morgan continued to view the core regulated operations as the primary value driver from a valuation perspective.

BMO Capital Markets issued a flash report on the sale on August 27, 2012, subsequent to our announcement of the sale with no mention of the gain and indicating a focus on the future, “the transaction could be accretive to 2013 as lower depletion costs, the elimination of the need for new equity and debt reduction (net proceeds of ~ $230 - $240 million) more than offset the lower revenue associated with the sale”.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

The BMO Harris report dated October 5, 2012, also subsequent to the announcement of the sale that resulted in the gain, illustrates although analysts began to view BHEP as having “longer-term potential”, the report was still focused on the “opportunities to invest in utility infrastructure, which are driven largely by environmental mandates and continued growth in Cheyenne, Wyoming” as discussed by the Company at an investor conference prior to the analyst report. Additionally, the analyst saw “planned and possible utility investment clearly driving EPS over the next several years, but does see the potential within the Mancos shale as a transformative opportunity longer term”.

Even with the BHEP oil and gas property sale in 2012 and the potential long-term value of the Mancos shale reserves, the analysts still saw the primary value of the Company within the regulated utility operations. The value of BHEP was and is not related to the impairment or gain recognized, but rather the potential long-term value of the underlying reserves, which is consistently viewed by investors as the key metric in valuing our oil and gas business. When performing a ceiling test, prices are held constant for the life of the asset at the trailing twelve-month average price, and analysts and investors recognize this is not necessarily indicative of the potential long-term value of the underlying reserves.

A sell side report from Gabelli & Company dated August 7, 2013 is indicative of how analysts can value the oil and gas business. The analyst estimates reserves and then applies a valuation multiple; “value the E&P business using $2.00 per Mcfe for proved reserves”. The report assigned an estimated value of approximately $4 per share for BHEP for 2013 of a total estimated private market value for 2013 of $54 per share; indicating the majority of the value of the business is expected to be derived from our regulated utilities and the businesses supporting those utilities.

In the JP Morgan report dated October 1, 2013, the analyst continues to watch the E&P business given the 2012 sale of oil and gas properties and focuses on the potential upside. The report discussed the Mancos shale play and assigned a value of approximately $7 per share for BHEP, with the stock price at $49.86 at the time of report release, indicating the primary value of the business continues to be derived from the utilities operations. Additionally, it is noted that BHEP is again valued on a future reserve basis rather than on a BHEP financial results basis, which is consistent with how BMO Harris was valuing the BHEP business as well. Another Gabelli & Company report dated May 6, 2015 assigns a value of approximately $3 per share for BHEP (based on valuing reserves at $1.50 per Mcfe) of a total estimated private market value of $53 for the Company.

Various analyst reports, including those listed below, consistently support that the vast majority of our stock value is derived from regulated utility operations and BHEP is valued on a proved reserve and commodity pricing basis rather than a financial results basis.

•	JP Morgan Report - August 6, 2014

•	RBC Capital Report - August 7, 2014

•	RBC Capital Report - January 30, 2015

•	RBC Capital Report - February 3, 2015

•	KeyBanc Report - February 6, 2015

•	RBC Capital Report - May 6, 2015

•	Credit Suisse - May 7, 2015

The primary users of our financial statements are our investors, banks/lenders, analysts and regulatory agencies. We believe there is not a substantial likelihood that these financial statement users, analogous to a reasonable person referenced in the guidance, would consider it important to restate the 2012 information in 2015. Users of the financial statements focus on the current and projected future operations of the Company. Based upon discussions with analysts and analyst reports as noted above, when the activity occurred the line items were not significant drivers of investor decisions; they would be even less relevant today given the information is three years dated.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

The ceiling impairment analysis is not necessarily indicative of the fair value of the assets on which investors focus as noted within the analyst reports referenced. The primary focus points regarding BHEP as noted in the analyst reports are reserves and commodity prices. The impairment that reduces the carrying value of the assets does not necessarily reduce or diminish the real value of the assets. Again, when performing a ceiling test, prices are held constant for the life of the asset at the trailing twelve-month average price, and analysts and investors recognize this is not necessarily indicative of the potential long-term value of the underlying reserves. Subsequent to 2012, additional information is available simply due to actual results experienced, the passage of time, and updated BHEP reserve information; this updated information is used in calculating the 2015 impairment charges.

After consideration of qualitative factors within this memo, we determined the qualitative factors outweigh the quantitative factors and therefore concluded the errors to be immaterial to the financial statements for the year ended December 31, 2012. In conclusion, we believe that the net impact of the corrections, under both the “rollover” and “iron curtain” methods for the year ended December 31, 2012, are immaterial to the users of our financial statements.

Evaluation of the Three months ended March 31, 2015

Income Statement Impacts

Consolidated Statement of Income for the Three Months ended March 31, 2015	As Previously Reported	Correction of Immaterial Errors	As Revised	% change
	(in thousands)
Revenue	$442.0	$—	$442.0

Fuel, Purchased Power & Cost of Natural Gas Sold	205.3	—	205.3
O&M	71.1	—	71.1
Non-regulated Energy O&M	22.1	—	22.1
Gain on Sale	—	—	—
DD&A	39.6	(0.6)	39.0	(1.5)%
Impairment Expense	—	22.0	22.0	100.0%
Taxes - Property, Production & Severance	11.9	—	11.9
Other Operating Expenses	0.1	—	0.1
Operating Expenses	350.0	21.5	371.5	6.1%
Operating Income	92.0	(21.5)	70.5	(23.3)%

Other Income (Expense)	(18.6)	—	(18.6)
Equity in Earnings (Loss) of Unconsolidated Subsidiaries	(0.3)	—	(0.3)
Income Tax Benefit (Expense)	(25.1)	7.4	(17.7)	(29.5)%

Income (Loss) from Continuing Operations	47.9	(14.1)	33.9
Income (Loss) from Discontinued Operations, Net of Tax	—	—	—
Net Income (Loss) Available for Common Stock	$47.9	$(14.1)	$33.9	(29.3)%

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

In performing the quantitative assessment on the period ended March 31, 2015, we considered both the iron curtain and rollover impacts of the identified errors. On a quantitative basis only, the financial statement impact of recording a ceiling test impairment for the three months ended March 31, 2015, as compared to not recording an impairment at all, is significant. We considered if individual financial statement line items were impacted greater than 5%, which may also indicate that the financial statements for the period ended March 31, 2015 are materially misstated. From a segment reporting perspective, our oil and gas segment (BHEP) had a net loss from operations for the three months ended March 31, 2015. With the corrections as shown above under the rollover approach, a net operating loss for the segment remains for the quarter ended March 31, 2015. We reference the guidance as described above in this response, noting that quantitative assessment is only the beginning of a materiality assessment; therefore, we provide our qualitative considerations below in this response.

As previously noted, in addition to GAAP EPS, we also present Non-GAAP earnings data reflecting adjustments that are not indicative of continuing operating results; these adjustments include any impairment resulting from the ceiling test calculation. The Non-GAAP measure EPS, As Adjusted is higher after giving effect to the immaterial corrections, but only to the extent of the depletion adjustment as this is the only recurring item included in continuing operating results. There is no impact to EBITDA, As Adjusted as shown in the following table.

Three Months Ended March 31, 2015	As Previously Reported	Correction of Immaterial Errors	As Revised
Earnings Per Share and EBITDA

EPS	$1.07	$(0.31)	$0.76
Non-GAAP Measure, EPS, As Adjusted	$1.07	$0.01	$1.08

EBITDA, in millions	$131.6	$—	$131.6

Balance Sheet Impacts

Balance Sheet as of March 31, 2015	As Previously Reported	Correction of Immaterial Errors	As Revised	% change
	(in thousands)
Property, Plant and Equipment, Net	$3,300.2	$(55.4)	$3,244.8	(1.7)%
Total Assets	$4,319.8	$(55.4)	$4,264.5	(1.3)%

Deferred Income Tax Liabilities, Net, Non-Current	$522.3	$(19.2)	$503.1	(3.7)%
Total Liabilities	$2,912.1	$(19.2)	$2,892.9	(0.7)%

Total Equity	$1,407.8	$(36.2)	$1,371.6	(2.6)%

The balance sheet impact of the corrections is less than 5% by line item, including a cumulative decrease to equity of approximately 2.6%. While we believe our investors are keenly interested in our capital investment, particularly as a regulated utility, we do not believe the corrections above would be important to an investor given the analysts’ focus on regulated operations and BHEP reserves as illustrated in the analyst reports referenced in this response.

Cash Flow Impacts

Regarding the statement of cash flows, Net cash provided by operating activities does not change for the period ended March 31, 2015 as a result of the corrections. Cash flows are not impacted as all corrections are non-cash in nature and all impacted line items are included in the operating activities section of the cash flows statement. The line items impacted are Net Income, Depletion, Deferred income taxes and Impairment - all shown within the operating activities section of the cash flow statement.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

Debt Covenant Impacts

We completed a review of all of our loan agreements to evaluate the impact of the corrections. Our Revolving Credit Facility and Term Loan have a Recourse Leverage Ratio covenant (Recourse Indebtedness divided by Consolidated Net Worth plus Recourse Indebtedness) not to exceed .65 to 1.00. There is no debt agreement tied specifically to our oil and gas business. Further, from a debt compliance perspective, our debt investors are concerned with our ability to make timely interest and debt payments in accordance with the obligations identified within our agreements. Because all corrections are non-cash in nature, these corrections have not impacted and will not impact our ability to repay lenders under our loan agreements. As shown in the table below, we continue to be well within the compliance tolerance of the covenant.

As of March 31, 2015	As Previously Reported	Correction of Immaterial Errors	As Revised
(Dollars in thousands)

Total Recourse Indebtedness	$1,686.0	$—	$1,686.0
Less: Indebtedness of marketing subsidiary	—	—	—
Subtotal	1,686.0	—	1,686.0

Consolidated Net Worth	1,407.8	(36.2)	1,371.6

Total Capital	$3,093.8	$(36.2)	$3,057.6

Recourse Leverage Ratio	54.5%		55.1%

Additional Financial Statement User Considerations

We do not believe investors would view as material, a ceiling test impairment in Q1 2015 versus Q2 2015 because investors are aware of the low crude oil and natural gas price environment that began in late 2014 and the potential for oil and gas companies to incur ceiling test impairments as a result. Additionally, we indicated the likelihood of an impairment in our recent filings.

•
In Item 1a of our 2014 Form 10-K, we included a risk factor associated with a potential ceiling test impairment, which stated the following: “Using our year-end reserve information and holding all other variables constant, a price sensitivity analysis indicates it is probable a ceiling impairment charge will occur in 2015 if crude oil and natural gas prices remain at or near the low levels experienced in late 2014 and early 2015.”

•
In Item 7 of our 2014 Form 10-K, under Critical Accounting Estimates, we included the following: “Because of the fluctuations in natural gas and oil prices, we can provide no assurance that future write-downs will not occur. However, if the current low price environment continues, it is probable that we will have an impairment in 2015.”

•	In Item 2 of the March 31, 2015 Form 10Q, on pages 30 and 47, we foreshadowed the potential for an impairment in 2015 stating in part “… a ceiling impairment charge could occur in 2015…”.

Due to the low commodity price environment, our foreshadowing of a probable impairment in 2015, and ceiling test impairments taken by other companies in the oil and gas business in Q1 and Q2 2015, we do not believe if we had taken an impairment charge in Q1 2015 that it would have changed the opinion of a reasonable investor. The information set forth earlier in this letter relative to analyst and investor views of valuations of oil and gas businesses are pertinent to the quarter ended March 31, 2015, and whether or not recording a ceiling test impairment would have changed their view on the value of our BHEP business.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

After considering the qualitative factors within this memo, we have determined the qualitative factors outweigh the quantitative factors and therefore concluded the errors to be immaterial to the financial statements for the three months ended March 31, 2015. We believe that the above net impact of the corrections, under both the “rollover” and “iron curtain” methods for the period ended March 31, 2015 are immaterial to the users of our financial statements.

Additional considerations

In evaluating the materiality of these corrections for both the year ended December 31, 2012 and the three months ended March 31, 2015, we further considered guidance provided in SAB 99 and PCAOB AS11. In particular, SAB 99 states:

A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows: The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is - a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

SAB 99 outlines nine qualitative criteria to assist in the overall assessment of materiality. We carefully considered each of these nine criteria in concluding as to the immateriality of the errors related to the year ended December 31, 2012 and the quarter ended March 31, 2015.

The Company considered the effect of the misstatements both in the aggregate and individually, and both quantitatively and qualitatively, as described within this response to arrive at the conclusion that they were not material to the Company’s financial statements for the year ended December 31, 2012 and the three months ended March 31, 2015.

In our Q2 2015 earnings release, we disclosed that we had identified immaterial errors that impacted our previously issued financial statements and we would be filing a 2014 Form 10-K/A and a Form 10-Q/A for the period ended March 31, 2015. Further, these errors and the amended financials were disclosed on our August 5 earnings call with analysts and investors; we did not receive one question related to these errors on that call. Additionally, in follow up calls and routine discussions with analysts and investors since August 5, we have not received any comments or questions regarding this matter, further confirming our conclusion as to the immateriality of the errors.

•	In addition, please explain why the audit report date refers to a “restatement” while there is no reference to a restatement in the audited financial statements and notes to financial statements.

Prior to the filing of our 2014 Form 10-K/A and our Form 10-Q/A, we carefully considered the guidance in Accounting Standards Codification (“ASC”) 250 - Accounting Changes and Error Corrections (“ASC 250”). As noted above, we concluded that the errors were immaterial and as such did not require us to restate our financial statements. However, if we were to have corrected the cumulative effect of the errors in the period ended June 30, 2015, the adjustment would have been material to that period. As mentioned previously, due to our determination that a material weakness existed we amended our 2014 Form 10-K and 2015 Form 10-Q for the period ended March 31, 2015. In connection with amending these filings, we also corrected the immaterial errors and provided associated disclosure that we believe is consistent with that required by ASC 250.

We believe that the nature and extent of the disclosures included in our amended filings provide clarity to a reader that we considered these errors to be immaterial to our prior financial statements. Further, we note the disclosure guidance in ASC 250 applies to the correction of errors in previously issued financial statements; however, in practice the term “revision” is commonly used to describe errors that are not material. We elected to revise the year ended December 31, 2012 financial statements as included in our 2014 Form 10-K/A to correct the immaterial errors, and we elected to revise the three months ended March 31, 2015 financial statements in our 2015 Form 10-Q/A. We believe these revised disclosures provide investors and other financial statement users with a high degree of transparency and enhanced comparability between periods and represents helpful remediation of an immaterial error.

Improving life with energy www.blackhillscorp.com

William H. Thompson
U.S. Securities and Exchange Commission
September 29, 2015

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call me at (605) 721-2360 or Esther Newbrough, Vice President - Corporate Controller at (605) 721-2398 at any time.

Sincerely,

BLACK HILLS CORPORATION

/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Improving life with energy www.blackhillscorp.com